Exhibit 99.1

Talend Reports First Quarter 2017 Financial Results

-Total quarterly revenue of $32.9 million, an increase of 44% year-over-year, while improving operating leverage

-Quarterly subscription revenue of $27.5 million, an increase of 43% year-over-year and 47% in constant currency

-Positive net operating cash flow of $2.5 million

REDWOOD CITY, Calif.--(BUSINESS WIRE)--May 11, 2017--Talend (NASDAQ:TLND), a global leader in cloud and big data integration software, today released financial results for the first quarter ended March 31, 2017.

“We achieved another quarter of record revenue of $32.9 million for the first quarter of 2017, up 44% year-over-year,” said Mike Tuchen, Talend CEO. “On a constant currency basis, our subscription revenue grew 47% year-over-year. For a ninth consecutive quarter, our cloud and big data solutions grew over 100% year-over-year. We saw a 60% increase in customers with over $100,000 per year in annualized subscription revenue. Finally, in the first quarter we completed a successful follow-on offering of shares on behalf of existing shareholders. We are pleased with our first quarter and we believe we are just getting started.”

First Quarter 2017 Financial Highlights
(in thousands, except per share data)

	Three Months Ended March 31,
	2016	2017

Revenue:
Total Revenue	$22,756	$32,865
Year-over-Year % Change	34%	44%

Subscription Revenue	$19,297	$27,539
Year-over-Year % Change	40%	43%
Year-over-Year % Change - on a constant currency basis	42%	47%

IFRS operating margin	-26%	-21%
Non-IFRS operating margin (1)	-23%	-16%

Net loss:
IFRS	$(5,267)	$(7,418)
Non-IFRS (1)	$(4,556)	$(5,541)

Net loss per share:
Net loss per share - basic and diluted	$(1.34)	$(0.26)
Non-IFRS net loss per share	$(1.16)	$(0.19)

Shares outstanding used in computing per share amounts - basic and diluted	3,918	28,688
_________________
(1) Non-IFRS financial measures exclude stock-based compensation, amortization of acquired intangibles and share issuance costs related to follow-on offering.

“We improved our operating margin for the first quarter of 2017 by more than seven percentage points,” said Thomas Tuchscherer, Talend CFO. “At the same time, we were pleased with our ability to attract world class sales talent and we accelerated our hiring within the quarter. We will continue to seize on the opportunity we see in the market for our products by investing in growth, while also continuing to focus on improving our operating leverage.”

For the first quarter of 2017, Talend substantially improved its operating leverage:

  IFRS operating margin improved to -21% from -26% and Non-IFRS operating margin improved to -16% from -23%, compared to the first quarter of 2016.
  Net cash from operating activities was $2.5 million and free cash flow was $2.0 million, compared to net cash from operating activities of $2.2 million and free cash flow of $1.7 million for the first quarter 2016.

A reconciliation of IFRS to non-IFRS financial measures is provided in the financial tables below. An explanation of these measures is also included below, under the heading Non-IFRS Financial Measures.

Recent Business Highlights

  Opened our India office to support both the local India market as well as our global customers.
  Built on our collaboration with Google on the Apache Beam Project by launching the industry’s first Beam-powered solution for self-service big data preparation.
  Achieved certification for MapR Converged Data Platform and became the first integration provider to support MapR Streams, the new big data streaming system.
  Scaled our implementation capacity through an agreement to train an additional 1,500 consultants with a leading system integrator.
  Completed a successful upsized follow-on offering of shares on behalf of existing shareholders.

Financial Outlook

Talend’s outlook assumes similar business conditions and foreign exchange rates as of March 31, 2017.

Second quarter of 2017:

  Total revenue is expected to be in the range of $34.8 million to $35.8 million.
  Non-IFRS loss from operations is expected to be in the range of $(6.9) million to $(5.9) million.
  Net loss is expected to be in the range of $(9.5) million to $(8.5) million and non-IFRS net loss is expected to be in the range of $(7.0) million to $(6.0) million.
  Net loss per basic and diluted share is expected to be in the range of $(0.33) to $(0.29) and non-IFRS net loss per share is expected to be in the range of $(0.24) to $(0.21).
  Basic and diluted weighted average share count of 28.9 million shares.

Full year 2017:

  Total revenue expectations are raised to the range of $144.3 million to $146.3 million.
  Non-IFRS loss from operations is expected to be in the range of $(23.1) million to $(21.1) million.
  Net loss is expected to be in the range of $(34.4) million to $(32.4) million and non-IFRS net loss is expected to be in the range of $(23.4) million to $(21.4) million.
  Net loss per basic and diluted share is expected to be in the range of $(1.19) to $(1.12) and non-IFRS net loss per share is expected to be in the range of $(0.81) to $(0.74).
  Basic and diluted weighted average share count is adjusted to 29.0 million shares to reflect a longer holding period of options by our employees.

These statements are forward-looking and actual results may differ materially. Refer to the section under the heading Forward-Looking Statements below for information on the factors that could cause our actual results to differ materially. An explanation of non-IFRS measures is also included below under the heading Non-IFRS Financial Measures.

Conference Call Information

Talend will host a conference call and live webcast for analysts and investors at 5:00 p.m. Eastern time on May 11, 2017. Parties in the United States and Canada can access the call by dialing + 1 (800) 946-0744, using conference code 7126700. International parties can access the call by dialing +1 (719) 325-2348, using conference code 7126700.

The webcast will be accessible on Talend's investor relations website at http://investor.talend.com for a period of one year. A telephonic replay of the conference call will be available through Thursday, May 18, 2017. To access the replay, parties in the United States and Canada should call +1 (866) 375-1919 and enter conference code 7126700. International parties should call +1 (719) 457-0820 and enter conference code 7126700.

Non-IFRS Financial Measures

In addition to disclosing financial measures prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standard Board (‘‘IASB’’), this press release and the accompanying tables contain certain non-IFRS financial measures.

Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Talend considers these non-IFRS financial measures to be important because they provide useful indicators of its performance and liquidity measures. These are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In addition, investors often use similar measures to evaluate the performance of a company. Non-IFRS financial measures are presented for supplemental informational purposes only for understanding the company’s operating performance. The non-IFRS financial measures should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS financial measures presented by other companies. Please see the reconciliation of non-IFRS financial measures to the most directly comparable IFRS measure included in this release below.

Non-IFRS gross profit is calculated by adjusting gross profit to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS gross margin, expressed as a percentage, is calculated as non-IFRS gross profit divided by total revenue.

Non-IFRS loss from operations is calculated by adjusting loss from operations to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense and share issuance costs related to follow-on offering.

Non-IFRS operating margin, expressed as a percentage, is calculated as non-IFRS loss from operations divided by total revenue.

Non-IFRS net loss is calculated by adjusting net loss to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles and share issuance costs related to follow-on offering.

Non-IFRS cost of revenue is calculated by adjusting cost of revenue to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS operating expenses is calculated by adjusting operating expenses to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles and share issuance costs related to follow-on offering.

Non-IFRS sales and marketing expense is calculated by adjusting sales and marketing expense to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS research and development expense is calculated by adjusting research and development expense to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS general and administrative expense is calculated by adjusting general and administrative expense to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles and share issuance costs related to follow-on offering.

Free cash flow is defined as net cash from (used in) operating activities less cash used in investing activities for acquisition of property and equipment and intangible assets.

Subscription revenue growth on a constant currency basis represents subscription revenue adjusted to exclude foreign currency impacts. Subscription revenue on a constant currency basis is calculated by applying the average monthly currency rates for each month in the comparative period to the corresponding month in the current period. We believe the disclosure of subscription revenue in constant currency provides useful supplementary information to investors considering potential significant fluctuations in currency rates.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements in this press release include, but are not limited to, our anticipated operating results for the 2017 second quarter and fiscal year, our expectations regarding the evolution of our marketplace and the goals for our Talend Data Fabric and our belief that we are well-positioned to capitalize on the growing trends of Hadoop, Spark, MapR Streams and cloud adoption. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to inherent risks, uncertainties and changes in circumstance that are difficult or impossible to predict. Consequently, you should not rely on these forward-looking statements. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of such uncertainties, risks, and changes in circumstances, including without limitation risks and uncertainties related to our ability to continue to deliver and improve our products and successfully develop new products; customer acceptance and purchase of our existing products and new products, including conversion of bookings to sales; our ability to retain existing customers and generate new customers; the market for data integration solutions, particularly our big data and cloud integration solutions, not continuing to develop; competition from other products and services; and general market, political, economic and business conditions, including the fluctuation of foreign currency exchange rates.

The forward-looking statements contained in this press release are also subject to other risks and uncertainties, and the foregoing list of factors is not exclusive. Additional risks and uncertainties that could affect our financial and operating results are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in our most recent filings with the Securities and Exchange Commission, including our most recent reports on Form 6-K and Form 20-F filed with the SEC on March 7, 2017. Our SEC filings are available on the Investors section of Talend’s website at http://investor.talend.com and on the SEC’s website at www.sec.gov. The forward-looking statements in this press release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements provided to reflect any change in our expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

About Talend

Talend (NASDAQ: TLND) is a next-generation leader in cloud and big data integration software that helps companies make data a strategic asset that provides realtime, organization-wide insight into customers, partners, and operations. Through its open, adaptive, and unified integration platform, Talend delivers the data agility required for companies to rapidly adopt the latest technology innovations and scale to meet the constantly evolving demands of modern business. A leader in the 2016 Gartner Magic Quadrant for Data Integration Tools and Forrester Wave: Big Data Fabric Q4 2016, Talend’s solutions support over 1500 global enterprise customers including Air France, GE, and Lenovo, across a range of industries. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER DATA
(in thousands, except per share amounts)

	Three Months Ended March 31,
	2016	2017

Revenue
Subscriptions	$19,297	$27,539
Professional services	3,459	5,326
Total revenue	22,756	32,865
Cost of revenue
Subscriptions	2,494	3,661
Professional services	2,794	4,317
Total cost of revenue	5,288	7,977
Gross profit	17,468	24,887
Operating expenses
Sales and marketing	14,876	19,734
Research and development	4,278	5,655
General and administrative	4,259	6,549
Total operating expenses	23,413	31,939
Loss from operations	(5,945)	(7,052)
Finance income (expense)	703	(341)
Loss before income tax expense	(5,242)	(7,392)
Income tax (expense) benefit	(25)	(26)
Net loss for the period	$(5,267)	$(7,418)

Shares outstanding used in computing per share amounts - basic and diluted	3,918	28,688

Net loss per share - basic and diluted	$(1.34)	$(0.26)

UNAUDITED STOCK-BASED COMPENSATION AND AMORTIZATION OF ACQUIRED INTANGIBLES EXPENSE
Total stock-based compensation and amortization of acquired intangibles expense included in the Unaudited Consolidated Statements of Operations is as follows:

	Three Months Ended March 31,
	2016	2017
	(unaudited)
Cost of revenue - subscriptions	$17	$21
Cost of revenue - professional services	15	39
Sales and marketing	179	402
Research and development	146	198
General and administrative	354	507
Total stock-based compensation and amortization of acquired intangibles expense	$711	$1,167

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS
(in thousands)

	December 31, 2016	March 31, 2017

Assets
Current assets:
Cash and cash equivalents	$91,023	$95,093
Trade receivables, net	38,016	30,377
Other current assets	6,559	5,695
Total current assets	135,598	131,165
Non-current assets:
Property and equipment, net	2,543	2,667
Goodwill	2,912	2,954
Intangible assets, net	509	441
Other non-current assets	3,089	2,725
Total non-current assets	9,053	8,787
Total assets	$144,651	$139,952
Liabilities
Current liabilities:
Trade and other payables	$21,270	$18,357
Provisions	759	737
Deferred revenue	74,119	81,281
Borrowings	143	110
Total current liabilities	96,291	100,485
Non-current liabilities:
Provisions	553	573
Deferred revenue	29,776	26,005
Borrowings	6	6
Total non-current liabilities	30,335	26,584
Total liabilities	126,626	127,069
Equity
Share capital	2,980	3,002
Share premium	194,992	196,262
Foreign currency translation reserve	1,551	1,444
Share-based payments reserve	7,574	8,665
Accumulated losses	(189,072)	(196,490)
Total shareholders’ equity (deficit)	18,025	12,883
Total liabilities and shareholders' equity (deficit)	$144,651	$139,952

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended March 31,
	2016	2017

Cash flows from operating activities:
Net loss for the period	$(5,267)	$(7,418)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	267	329
Amortization of intangible assets	79	76
Unrealized gain foreign exchange	(1,009)	83
Non-cash finance costs	1	—
Stock-based compensation	631	1,091
Income tax for the year	(25)	24
Changes in operating assets and liabilities:
Trade receivables	7,665	7,952
Other assets	(220)	1,245
Trade and other payables	(1,324)	(3,336)
Provisions	(56)	115
Deferred income	1,470	2,318
Net cash from operating activities	2,212	2,479
Cash flows from investing activities:
Acquisition of property and equipment	(477)	(439)
Net cash used in investing activities	(477)	(439)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	282	1,292
Deferred share issuance costs	(854)	—
Proceeds from borrowings	998	—
Repayment of borrowings	—	(45)
Net cash from financing activities	426	1,247
Net increase in cash and cash equivalents	2,161	3,287
Cash and cash equivalents at beginning of the period	6,930	91,023
Effect of exchange rate changes on cash and cash equivalents	338	783
Cash and cash equivalents at end of period	$9,429	$95,093

TALEND S.A.
IFRS to Non-IFRS Reconciliations
(In thousands)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Loss from operations:	Three Months Ended March 31,
	2016	2017

Loss from operations	$(5,945)	$(7,052)
Stock-based compensation expense	631	1,091
Amortization of acquired intangibles	80	76
Share issuance costs related to follow-on offering	-	710
Non-IFRS loss from operations	$(5,234)	$(5,175)

Non-IFRS operating margin	-23%	-16%

Net loss:	Three Months Ended March 31,
	2016	2017

Net loss	$(5,267)	$(7,418)
Stock-based compensation expense	631	1,091
Amortization of acquired intangibles	80	76
Share issuance costs related to follow-on offering	-	710
Non-IFRS net loss	$(4,556)	$(5,541)

Share count:
Weighted-average shares outstanding - basic and diluted	3,918	28,688

Net loss per share:
Net loss per share - basic and diluted	$(1.34)	$(0.26)
Non-IFRS net loss per share	$(1.16)	$(0.19)

Gross profit:	Three Months Ended March 31,
	2016	2017

Gross profit	$17,468	$24,887
Stock-based compensation expense	32	60
Amortization of acquired intangibles	-	-
Non-IFRS gross profit	$17,500	$24,947

IFRS gross margin	77%	76%
Non-IFRS gross margin	77%	76%

Cost of revenue:	Three Months Ended March 31,
	2016	2017

Cost of revenue	$(5,288)	$(7,977)
Stock-based compensation expense	32	60
Amortization of acquired intangibles	-	-
Non-IFRS cost of revenue	$(5,256)	$(7,917)

Operating expenses:	Three Months Ended March 31,
	2016	2017

Operating expenses	$(23,413)	$(31,939)
Stock-based compensation expense	599	1,031
Amortization of acquired intangibles	80	76
Share issuance costs related to follow-on offering	-	710
Non-IFRS operating expenses	$(22,734)	$(30,122)

Sales and marketing expense:	Three Months Ended March 31,
	2016	2017

Sales and marketing expense	$(14,876)	$(19,734)
Stock-based compensation expense	179	402
Amortization of acquired intangibles	-	-
Non-IFRS sales and marketing expense	$(14,697)	$(19,332)

Research and development expense:	Three Months Ended March 31,
	2016	2017

Research and development expense	$(4,278)	$(5,655)
Stock-based compensation expense	113	166
Amortization of acquired intangibles	33	32
Non-IFRS research and development expense	$(4,132)	$(5,457)

General and administrative expense:	Three Months Ended March 31,
	2016	2017

General and administrative expense	$(4,259)	$(6,549)
Stock-based compensation expense	307	463
Amortization of acquired intangibles	47	44
Share issuance costs related to follow-on offering	-	710
Non-IFRS general and administrative expense	$(3,905)	$(5,332)

TALEND S.A.
Free Cash Flow
(In thousands)
(unaudited)

The following table details our free cash flow for the three months ended March 31, 2016 and 2017, and a reconciliation to the most directly comparable IFRS measure:

Free cash flow:
	Three Months Ended March 31,
	2016	2017

Net cash from operating activities	2,212	2,479
Less: Acquisition of property and equipment	477	439
Free cash flow	$1,735	$2,040

TALEND S.A.
Constant Currency Reconciliation
(In thousands)
(unaudited)

The following table details our constant currency reconciliation for the three months ended March 30, 2017 to the most directly comparable IFRS measure:

	Three Months Ended March 31,		Year-over-Year Change
	2016	2017

Subscription revenue as reported	19,297	27,539	43%
Conversion impact U.S. Dollar/other currencies	-	859
Subscription revenue on a constant currency basis	$19,297	$28,398	47%

TALEND S.A.
IFRS to Non-IFRS Reconciliations for EPS Guidance
(In millions)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Guidance for the second quarter and full year 2017:
	Three Months Ended June 30, 2017		Year Ended December 31, 2017
	Low	High	Low	High

Loss from operations	$(9.5)	$(8.5)	$(34.1)	$(32.1)
Stock-based compensation expense	2.4	2.4	10.0	10.0
Amortization of acquired intangibles	0.1	0.1	0.3	0.3
Share issuance costs related to follow-on offering	-	-	0.7	0.7
Non-IFRS loss from operations	$(6.9)	$(5.9)	$(23.1)	$(21.1)

	Three Months Ended June 30, 2017		Year Ended December 31, 2017
	Low	High	Low	High

Net loss	$(9.5)	$(8.5)	$(34.4)	$(32.4)
Stock-based compensation expense	2.4	2.4	10.0	10.0
Amortization of acquired intangibles	0.1	0.1	0.3	0.3
Share issuance costs related to follow-on offering	-	-	0.7	0.7
Non-IFRS net loss	$(7.0)	$(6.0)	$(23.4)	$(21.4)

Shares outstanding used in computing IFRS and Non-IFRS per share amounts	28.9	28.9	29.0	29.0

Net loss per share:
Net loss per share - basic and diluted	$(0.33)	$(0.29)	$(1.19)	$(1.12)
Non-IFRS net loss per share	$(0.24)	$(0.21)	$(0.81)	$(0.74)
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

CONTACT:
Investor Contact:
The Blueshirt Group for Talend
Cynthia Hiponia, 650-268-5018
ir@talend.com
or
Media Contact:
Talend
Chris Taylor, 650-268-502
Vice President, Corporate Communications
Ctaylor@Talend.com